PAPREZZA HOLDINGS, INC.
8 Mohansic Road
Henderson, NV 89052

March 13, 2006

SECURITIES AND EXCHANGE COMMISSION
100 F. Street NE
Washington, D.C. 20549

Re:	Paprezza Holdings, Inc.
Registration Statement on Form SB-2 File No. 333-131320 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Paprezza Holdings, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-131320), filed on January 27, 2006, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company requests the withdrawal of such Registration Statement because it is unable to compile and include in the Registration Statement audited financial statements for a Papreza’s Pizza, a pizza carryout and delivery restaurant established in March 2001 by the Company’s sole officer and director James Pieprzyca. The Commission in a letter dated February 1, 2006 requested that the Company include in the Registration Statement audited financial statements for Papreza’s Pizza from July 1, 2003 to June 23, 2004. The Company is unable to compile and include this information in the Registration Statement because Mr. Pieprzyca sold his interest in Papreza’s Pizza and does not maintain or have access to the financial information required to compile audited financial statements for this entity.

No shares were sold in connection with the offering. Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact legal counsel to the Company, Kyleen Cane, Cane Clark, LLP, 3273 E. Warm Springs Road, Las Vegas, Nevada at 702-312-6255. Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Ms. Cane at the address set forth above.

Sincerely,

Paprezza Holdings, Inc.

By:	/s/ James Pieprzyca
James Pieprzyca President, Chief Executive Officer, Chief Financial Officer, and Director